Form 40-F
period 2006-12-31
Augusta Resource CORP
filed 2007-03-01
CIK 1353123

UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2006

Commission File Number: 001-32943

AUGUSTA RESOURCE CORPORATION
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Canada
(Province or other jurisdiction of incorporation or organization)

1041
(Primary Standard Industrial Classification Code Number)

N/A
(I.R.S. Employer Identification Number)

400 – 837 West Hastings Street
Vancouver, British Columbia
Canada V6c 3N6
(604) 687-1717
(Address and telephone number of Registrant’s principal executive offices)

Dorsey & Whitney LLP
Republic Plaza Building, Suite 4700
370 Seventeenth
(303) 629-3400
(Name, address and telephone number of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares, without par value	The American Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:   None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:   None

For annual reports, indicated by check mark the information filed with this Form:

[X]   Annual information form                             [X]   Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: The registrant had 72,749,067 common shares issued and outstanding at December 31, 2006.

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

YES [   ]                                                                    NO [X]

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

YES [X]                                                                     NO [   ]

EXPLANATORY NOTE

Augusta Resource Corporation (the “Company” or the “Registrant”) is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934 (the “1934 Act”) on Form 40-F. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the 1934 Act and in Rule 405 under the Securities Act of 1933. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the 1934 Act pursuant to Rule 3a12-3.

The Company prepares its consolidated financial statements in accordance with Canadian GAAP and reconciled to U.S. GAAP. Unless otherwise indicated, all dollar amounts in this report are in Canadian dollars. The exchange rate of Canadian dollars into United States dollars, on December 30, 2006, based upon the noon buying rate in New York City for cable transfers payable in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York, was U.S.$1.00 = CDN$1.1652.

FORWARD-LOOKING STATEMENTS

The annual report and the exhibits attached hereto contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 concerning anticipated results and developments in the operations of Augusta Resource Corporation (the “Registrant”) in future periods, planned exploration activities, the adequacy of the Registrant’s financial resources and other events or conditions that may occur in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved. Forward looking statements or information include, but are not limited to, statements or information with respect to known or unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Registrant, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Forward-looking statements or information are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks and uncertainties relating to the Registrant’s plans at its Rosemont Property and other mineral properties, the interpretation of drill results and the estimation of mineral resources and reserves, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development or mining results will not be consistent with the Registrant’s expectations, metal recoveries, accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties with or interruptions in production and operations, the potential for delays in exploration or development activities or the completion of feasibility studies, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, failure to obtain adequate financing on a timely basis, the effect of hedging activities, including margin limits and margin calls, regulatory restrictions, including environmental regulatory restrictions and liability, the speculative nature of mineral exploration, dilution, competition, loss of key employees, and other risks and uncertainties, including those described in the Annual Information Form of the Registrant filed as Exhibit 1 to this Registration Statement.

The Registrant’s forward-looking statements contained in the exhibits incorporated by reference into this Registration Statement are made as of the respective dates set forth in such exhibits. Such forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made. In preparing this Registration Statement, the Registrant has not updated such forward-looking statements to reflect any change in circumstances or in management’s beliefs, expectations or opinions that may have occurred prior to the date hereof. Nor does the Registrant assume any obligation to update such forward-looking statements in the future. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

Forward-looking statements are based on the estimates and opinions of the Company’s management at the time the statements were made. The Company assumes no obligation to update forward-looking statements should circumstances or management’s estimates or opinion change.

NOTE TO UNITED STATES READERS-
DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted, under a multi-jurisdictional disclosure system adopted by the United States, to prepare this annual report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company prepares its financial statements, which are filed with this report on Form 40-F in accordance with Canadian generally accepted accounting practices (“GAAP”), and they may be subject to Canadian auditing and auditor independence standards. They may not be comparable to financial statements of the United States companies. Significant differences between Canadian GAAP and United States GAAP are described in Note 16 of the comparative audited consolidated financial statements of the Company.

RESOURCE AND RESERVE ESTIMATES

The terms “Mineral Reserve,” “Proven Mineral Reserve” and “Probable Mineral Reserve” are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum’ (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as may be amended from time to time by the CIM. These definitions differ from the definitions in the United States Securities & Exchange Commission (“SEC”) Industry Guide 7 under the Securities Act of 1933. The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in the United States Securities and Exchange Commission (“SEC”) Industry Guide 7. Under SEC Guide 7 standards, a “Final” or “Bankable” feasibility study is required to report reserves, the three year history average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.

Accordingly, information contained in this report and the documents incorporated by reference herein containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

ANNUAL INFORMATION FORM

The Company’s Annual Information Form (“AIF”) for the fiscal year ended December 31, 2006 is filed as Exhibit 1 and incorporated by reference in this report on Form 40-F.

AUDITED ANNUAL FINANCIAL STATEMENTS AND
MANAGEMENT’S DISCUSSION AND ANALYSIS

Audited Annual Financial Statements

The audited consolidated financial statements of the Company for the years ended December 31, 2006 2005 and 2004, including the report of the auditors with respect thereto, are filed as Exhibit 2 and incorporated by reference in this report on Form 40-F. For a reconciliation of important differences between Canadian and United States generally accepted accounting principles, see Note 16 to the Company’s audited consolidated financial statements.

Management’s Discussion and Analysis

The Company’s management’s discussion and analysis (“MD&A”) is filed as Exhibit 3 and incorporated by reference in this report on Form 40-F.

DISCLOSURE CONTROLS AND PROCEDURES

At the end of the period covered by this report, an evaluation was carried out under the supervision of and with the participation of the Company’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operations of the Company’s disclosure controls and procedures (as defined in Rule 13a – 15(e) and Rule 15d – 15(e) under the Securities Exchange Act of 1934). Based on that evaluation the CEO and the CFO have concluded that the design and operation of these disclosure controls and procedures were effective in ensuring that information required to be disclosed by the Company in reports that it files or submits to the Securities & Exchange Commission is recorded, processed, summarized and reported within the time periods required and that material information is accumulated and communicated to management of the Company, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow for accurate disclosure to be made on a timely basis.

CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

During the period covered by this Annual Report on Form 40-F, a number of changes occurred in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

The CEO and CFO of the Company are responsible for designing internal controls over financial reporting or causing them to be designed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. During 2006 the Company realized that with the increasing complexity of our business and more demanding filing requirements of the Toronto Stock Exchange (“TSX”) and American Stock Exchange (“AMEX”) listing that additional financial personnel were needed. As a result the Company hired a new Controller on August 7 and a new CFO on September 1. In addition to establishing new internal controls and commencing a broader review of internal controls over financial reporting a project was initiated to replace the existing accounting system which had become outdated. The lack of functionality of the existing system as well as a cessation of support on the part of the software manufacturer contributed to material weaknesses related to segregation of duties and continuity of processing. A cross-over to the new system commenced January 1, 2007 with all invoices now being processed with the new software. With the new accounting system management is confident that material weaknesses related to segregation of duties issues can be mitigated.

The Company’s management, including the CEO and CFO, does not expect that its disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

CORPORATE GOVERNANCE

The Company has a Nominating and Corporate Governance Committee comprised of independent directors. In addition it has a Compensation Committee also comprised of independent directors. The Company’s corporate governance practices are set forth on Schedule “A” of the Company’s Information Circular dated as at April 17, 2006, filed with the Commission as Exhibit 13 to the Company’s Registration Statement on Form 40-F, filed on July 13, 2006, and available in print to any shareholder who requests them.

AUDIT COMMITTEE

Audit Committee

The Company has a separately designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company’s Audit Committee is composed of Michael A. Steeves, W. Durand Eppler and Robert P. Wares, all of whom, in the opinion of the directors, are independent (as determined under Rule 10A-3 of the Exchange Act) and are financially literate. Please refer to the Company’s AIF under Exhibit 1 for details in connection with each of these members and their qualifications.

The members of the Audit Committee do not have fixed terms and are appointed and replaced from time to time by resolution of the directors.

The Audit Committee meets with the President and Chief Executive Officer and the Chief Financial Officer of the Company and the independent auditors to review and inquire into matters affecting financial reporting, the system of internal accounting and financial controls as well as audit procedures and audit plans. The Audit Committee also recommends to the Board of Directors the auditors to be appointed. In addition, the Audit Committee reviews and recommends to the Board for approval the annual financial statements, the Management Discussion and Analysis, and undertakes other activities required by regulatory authorities.

The full text of the Audit Committee Charter is attached to the Company’s AIF (filed as Exhibit 1) and incorporated by reference in this report on Form 40-F.

Audit Committee Financial Expert

Michael A. Steeves has been determined by the Company to meet the audit committee financial expert criteria prescribed by the Securities and Exchange Commission and has been designated as an audit committee financial expert for the Audit Committee. As disclosed above, in the opinion of the directors of the Company, Mr. Steeves is independent (as determined under Rule 10A-3 of the Exchange Act).

PRINCIPAL ACCOUNTING FEES AND SERVICES – INDEPENDENT AUDITORS

The following table shows the aggregate fees billed to the Company by Ernst & Young LLP, Chartered Accountants, its external auditor, in each of the last two years.

	Years ended December 31
	2006	2005
Audit(1)	$55,000	$42,000
Audit Related(2)	$64,000	$10,000
Tax	$Nil	$Nil
All Other Fees	$Nil	$Nil
Total	$119,000	$52,000

(1)	The aggregate audit fees billed.
(2)

The aggregate fees billed for audit related services that are reasonably related to the performance of the audit or review of the Company’s financial statements, which are not included under the heading “Audit Fees”. Services provided include work on the short form prospectus issued in 2006 and the TSX and AMEX listings.

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES
PROVIDED BY INDEPENDENT AUDITORS

The Audit Committee nominates and engages the independent auditors to audit the financial statements and approves all audit, audit-related services, tax services and other services provided by the Company’s external auditors. Any services provided by the Company’s external auditors that are not specifically included within the scope of the audit must be pre-approved by the audit committee prior to any engagement. The Chairman of the audit committee is permitted to pre-approve work undertaken by the Company’s external auditors between audit committee meetings of up to CDN$25,000 per engagement.

OFF-BALANCE SHEET TRANSACTIONS

The Company does not have any off-balance sheet financing arrangements or relationships with unconsolidated special purpose entities.

CODE OF ETHICS

The Company has adopted a Code of Business Conduct and Ethics for all its directors, executive officers and employees. It is available on the Company’s website at www.augustaresource.com and in print to any shareholder who requests it.

All amendments to the code, and all waivers of the code with respect to any of the officers covered by it, will be posted on the Company’s web site, furnished to the Commission under a Current Report on Form 6-K, and provided in print to any shareholder who requests them.

CONTRACTUAL OBLIGATIONS

The following table lists as of December 31, 2006 information with respect to the Company’s known contractual obligations.

	Payments due by period
		Less than 1	1- 3	3 – 5	More than
Contractual Obligations	Total	year	years	years	5 years
Accounts payable and accrued	$1,792,788	$1,792,788	$-	$-	$-
liabilities(1)
Long-Term Debt Obligations (2)	1,787,607	1,787,607	-	-	-
Operating Lease Obligations (3)	252,368	106,250		48,706	-
			97,412
Other Long-Term Liabilities	2,200,000	-	-	-	2,200,000
Reflected on the Company's
Balance Sheet under Canadian
GAAP(4)
Total	$6,032,763	$3,686,645	$97,412	$48,706	$2,200,000

(1)	Represents accounts payable and accrued liabilities due within the next 12 months.

(2)	Represents amounts owed to various unrelated parties totaling $39,657. These amounts do not bear interest.

Represents $1,747,950 in notes payable to Diamond Hill Investment Corp. for the purchase of DHI Minerals (U.S.) Ltd. which owns the Mount Hamilton property.

(3)

Represents Glendale office rent of US $6,900 per month, under a 36 month lease agreement expiring on June, 2009 and US $939 per month for lodging premises in Tucson, under a 12 month lease agreement expiring on August 31, 2007.

(4)	Represents $2,200,000 in deferred tax liability on the acquisition of the Mount Hamilton property through DHI Minerals Ltd.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the year ended December 31, 2006 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

AMEX CORPORATE GOVERNANCE

The Company’s common shares are listed on The American Stock Exchange (“AMEX”). Section 110 of the AMEX company guide permits AMEX to consider the laws, customs and practices of foreign issuers in relaxing certain AMEX listing criteria, and to grant exemptions from AMEX listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to AMEX standards is as follows:

Shareholder Meeting Quorum Requirement: The AMEX minimum quorum requirement for a shareholder meeting is one-third of the outstanding shares of common stock. In addition, a company listed on AMEX is required to state its quorum requirement in its bylaws. The Company’s quorum requirement is set forth in its By-laws. A quorum for a meeting of members of the Company is two persons present in person, each being a shareholder entitled to vote thereat or a duly appointed proxy holder for an absent shareholder so entitled, and together holding or representing by proxy not less than 5% of the outstanding shares of Augusta carrying voting rights at the meeting constitute a quorum for a general meeting of shareholders.

The foregoing are consistent with the laws, customs and practices in Canada.

In addition, we may from time-to-time seek relief from AMEX corporate governance requirements on specific transactions under Section 110 of the AMEX Company Guide by providing written certification from independent local counsel that the non-complying practice is not prohibited by our home country law, in which case, we shall make the disclosure of such transactions available on our website at www.augustaresource.com. Information contained on our website is not part of this annual report.

UNDERTAKING

The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Company filed an Appointment of Agent for Service of Process and Undertaking on Form F-X with respect to the class of securities in relation to which the obligation to file the Form 40-F arises.

EXHIBIT INDEX

The following exhibits have been filed as part of the Annual Report:

Exhibit	Description

Annual Information

1.	Annual Information Form of the Company for the year ended December 31, 2006

2.	Audited consolidated financial statements of the Company and notes thereto for the years ended December 31, 2006 and 2005 together with the report of the auditors thereon

3.	Management’s Discussion and Analysis for the years ended December 31, 2006 and 2005

Certifications

4.	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

5.	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

6.	Certificate of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

7.	Certificate of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Consents

8.	Consent of Ernst & Young LLP

9.	Consent of Deloitte & Touche LLP

10.	Consent of William L. Rose and WLR Consulting Inc.

11.	Consent of Michael Clarke

12.	Consent of Michael Pawlowksi

13.	Consent of James A. Sturgess

14.	Consent of Shea Clark Smith

15.	Consent of Donald Elkin

16.	Consent of Donald Podobnick

17.	Consent of John A. Ajie and Washington Group International, Inc.

SIGNATURES

          Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

AUGUSTA RESOURCE CORPORATION

By: /s/ Gil Clausen
Name: Gil Clausen
Title: President and Chief Executive Officer

Date: March 1, 2007