Form 40-F
period 2007-12-31
Augusta Resource CORP
filed 2008-03-04
CIK 1353123

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ X ] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2007	Commission File Number: 001-32943

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

[ X ] Annual information form           [ X ] Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: The registrant had 88,588,061 common shares issued and outstanding at December 31, 2007.

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

YES _______          NO ____X_____

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

YES ____X_____           NO __________

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

The Company prepares its consolidated financial statements in accordance with Canadian GAAP and reconciled to U.S. GAAP. Unless otherwise indicated, all dollar amounts in this report are in Canadian dollars. The exchange rate of Canadian dollars into United States dollars, on December 30, 2007, based upon the noon buying rate in New York City for cable transfers payable in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York, was U.S.$1.00 = CDN$0.9881.

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

NOTE TO UNITED STATES READERS-
DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted, under a multi-jurisdictional disclosure system adopted by the United States, to prepare this annual report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company prepares its financial statements, which are filed with this report on Form 40-F in accordance with Canadian generally accepted accounting practices (“GAAP”), and they may be subject to Canadian auditing and auditor independence standards. They may not be comparable to financial statements of the United States companies. Significant differences between Canadian GAAP and United States GAAP are described in Note 17 of the comparative audited consolidated financial statements of the Company.

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

ANNUAL INFORMATION FORM

The Company’s Annual Information Form (“AIF”) for the fiscal year ended December 31, 2007 is filed as Exhibit 1 and incorporated by reference in this report on Form 40-F.

AUDITED ANNUAL FINANCIAL STATEMENTS AND
MANAGEMENT’S DISCUSSION AND ANALYSIS

Audited Annual Financial Statements

The audited consolidated financial statements of the Company for the years ended December 31, 2007, 2006 and 2005, including the report of the auditors with respect thereto, are filed as Exhibit 2 and incorporated by reference in this report on Form 40-F. For a reconciliation of important differences between Canadian and United States generally accepted accounting principles, see Note 17 to the Company’s audited consolidated financial statements.

Management’s Discussion and Analysis

The Company’s management’s discussion and analysis (“MD&A”) is filed as Exhibit 3 and incorporated by reference in this report on Form 40-F.

DISCLOSURE CONTROLS AND PROCEDURES

At the end of the period covered by this report, an evaluation was carried out under the supervision of and with the participation of the Company’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operations of the Company’s disclosure controls and procedures (as defined in Rule 13a – 15(e) and Rule 15d – 15(e) under the 1934 Act). Based on that evaluation the CEO and the CFO have concluded that the design and operation of these disclosure controls and procedures were effective in ensuring that information required to be disclosed by the Company in reports that it files or submits to the Securities & Exchange Commission is recorded, processed, summarized and reported within the time periods required and that material information is accumulated and communicated to management of the Company, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow for accurate disclosure to be made on a timely basis.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15(d)-15(f) under the Exchange 1934 Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with generally accepted accounting principles, consistent with the framework requirements set forth by the 1934 Act Rule 13a-15(c).

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of December 31, 2007, based on the criteria set forth in Internal Control –Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2007 and no material weaknesses were discovered.

As this report is required for U.S. reporting purposes, the Company is required to provide an auditor’s attestation report on internal control over financial reporting The independent registered auditor must state its opinion as to the effectiveness of the Company’s internal control over financial reporting for the fiscal year ended December 31, 2007, and if an opinion cannot be expressed, the independent registered auditor must state the reasons for being unable to provide such an opinion. The Auditor’s Attestation Report is attached hereto at Exhibit 4.

There have been no changes in changes in internal control over financial reporting during the fiscal year ended December 31, 2007 that has materially affected, or is reasonably likely to material affect, the Company’s internal control over financial reporting.

CORPORATE GOVERNANCE

The Company has a Nominating and Corporate Governance Committee comprised of independent directors, as determined by the Company’s Board of Directors. In addition it has a Compensation Committee also comprised of independent directors, as determined by the Company’s Board of directors. The Company’s Nominating and Corporate Governance Committee Charter may be found on the Company’s website at www.augustaresource.com. Shareholders may also submit an online request for a free printed copy of the Nominating and Corporate Governance Committee Charter.

AUDIT COMMITTEE

Audit Committee

The Company has a separately designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the 1934 Act.The Company’s Audit Committee is composed of Michael A. Steeves, W. Durand Eppler and Robert P. Wares, all of whom, in the opinion of the directors, are independent (as determined under Rule 10A-3 of the 1934 Act) and are financially literate. Please refer to the Company’s AIF under Exhibit 1 for details in connection with each of these members and their qualifications.

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

Audit Committee Financial Expert

Michael A. Steeves has been determined by the Company to meet the audit committee financial expert criteria prescribed by the Securities and Exchange Commission on 1934 Act Rule 10A-3 and the rules of the American Stock Exchange (“AMEX”), the United States exchange on which the Company’s securities are listed. Mr. Steeves has been designated as an audit committee financial expert for the Audit Committee. As disclosed above, in the opinion of the directors of the Company, Mr. Steeves is independent as determined under Rule 10A-3 of the 1934 Act.

PRINCIPAL ACCOUNTING FEES AND SERVICES – INDEPENDENT AUDITORS

The following table shows the aggregate fees billed to the Company by Ernst & Young LLP, Chartered Accountants, its external auditor, in each of the last two years.

	Years ended December 31
	2007	2006
Audit(1)	$185,000	$80,000
Audit Related(2)	$Nil	$64,000
Tax(3)	$13,240	$Nil
All Other Fees	$Nil	$Nil
Total	$198,240	$144,000

(1)	The aggregate audit fees billed.
(2)

The aggregate fees billed for audit related services that are reasonably related to the performance of the audit or review of the Company’s financial statements, which are not included under the heading “Audit Fees”. Services provided include work onthe Prospectus issued in 2006, the AMEX and TSX listing.

(3)	Fees related to advice on tax considerations for inclusion in the feasibility study on the Rosemont property

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

CODE OF ETHICS

The Company has adopted a Code of Business Conduct and Ethics for all its directors, executive officers and employees. The Code of Business Conduct and Ethics was filed with the Commission as Exhibit 99.1 to the Company’s Form 6-K filed on May 9, 2007. It is available on the Company’s website at www.augustaresource.com.

All amendments to the code, and all waivers of the code with respect to any of the officers covered by it, will be posted on the Company’s web site, furnished to the Commission under a Current Report on Form 6-K, and provided in print to any shareholder who requests them.

There have been no amendments, waivers or implicit waivers to the Company’s Code of Ethics during the fiscal year ended December 31, 2007. Shareholders may submit request online at the Company’s website www.augustaresource.com for a free printed copy of the Company’s Code of Ethics.

CONTRACTUAL OBLIGATIONS

The following table lists as of December 31, 2007 information with respect to the Company’s known contractual obligations.

	Payments due by period
		Less than 1	1 -3	3 – 5	More than 5
Contractual Obligations	Total	year	years	years	years
Accounts payable and accrued liabilities (1)	$1,981,702	$1,981,702	$-	$-	$-
Notes, advances and other (2)	2,229,745	397,824	1,322,369	509,552	-
Long-lead equipment (3)	28,947,000	10,131,000	18,816,000	-	-
Operating lease obligations (4)	143,660	100,860	42,800	-	-
Total	$33,302,107	$12,611,386	$20,181,169	$509,552	$-

(1)	Represents accounts payable and accrued liabilities due within the next 12 months.
(2)

Represents amounts owed to various unrelated parties totaling $32,488. These amounts do not bear interest. Represents US$2,223,720 promissory note for the purchase of a 53 acre parcel of land south of Tucson for a well field, pump station, and as a possible water recharge location. The promissory note bears interest at 8% and requires 5 equal payments for principal and interest of US$556,945 on the February 20 anniversary date.

(3)

The Company has signed an agreement valued at approximately US$29 million with Polysius Corp. for the purchase and delivery of a SAG and two ball mills needed for the construction of the Rosemont Copper mine. The payments are spread out over a two and a half year period starting in January 2008.

(4)

Represents Glendale office rent of US $6,900 per month, under a 36 month lease agreement expiring on June, 2009 and US $2,215 per month for lodging premises in Tucson, under a 12 month lease agreement expiring between July 31, 2008 and September 30, 2008.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the year ended December 31, 2007 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

AMEX CORPORATE GOVERNANCE

The Company’s common shares are listed on AMEX. Section 110 of the AMEX company guide permits AMEX to consider the laws, customs and practices of foreign issuers in relaxing certain AMEX listing criteria, and to grant exemptions from AMEX listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to AMEX standards is as follows:

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

EXHIBIT INDEX

The following exhibits have been filed as part of the Annual Report:

Exhibit	Description

Annual Information

1.	Annual Information Form of the Company for the year ended December 31, 2007
2.	Audited consolidated financial statements of the Company and notes thereto for the years ended December 31, 2007, 2006 and 2005 together with the report of the auditors thereon
3.	Management’s Discussion and Analysis for the years ended December 31, 2007, 2006 and 2005
4.	Report of Independent Registered Chartered Accountants – attestation of internal controls over financial reporting.

Certifications

5.	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
6.	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
7.	Certificate of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
8.	Certificate of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Consents

9.	Consent of Ernst & Young LLP
10.	Consent of Conrad Huss of M3 Engineering & Technology Corporation
11.	Consent of Thomas L. Drielick of M3 Engineering & Technology Corporation
12.	Consent of William L. Rose of WLR Consulting Inc.
13.	Consent of Michael Clarke
14.	Consent of Shea Clark Smith of Minerals Exploration & Environmental Geochemistry
15.	Consent of Jerry T. Hanks
16.	Consent of Donald Elkin of Mine Reserve Associates, Inc.
17.	Consent of Mark G. Stevens
18.	Consent of James A. Sturgess

SIGNATURES

     Pursuant to the requirements of the Securities and Exchange Act of 1934, as amended, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

AUGUSTA RESOURCE CORPORATION

By:	/s/ Gil Clausen
Name:	Gil Clausen
Title:	President and Chief Executive Officer

Date: March 4, 2008