Form 40-F
period 2008-12-31
Augusta Resource CORP
filed 2009-03-31
CIK 1353123

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ X ] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

Commission file number: 001-32943

AUGUSTA RESOURCE CORPORATION
(Exact Name of Registrant as Specified in its Charter)

Canada	1041	N/A
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)

400 – 837 West Hastings Street
Vancouver, British Columbia, Canada V6C 3N6
 (604) 687-1717
(Address and Telephone Number of Registrant’s Principal Executive Offices)

Dorsey & Whitney LLP	Copies to:
Republic Plaza Building, Suite 4700	Kenneth G. Sam
370 Seventeenth Street	Dorsey & Whitney LLP
Denver, Colorado 80202	Republic Plaza Building, Suite 4700
(303) 629-3400	370 Seventeenth Street
(Name, address (including zip code) and telephone number (including area	Denver, Colorado 80202
code) of agent for service in the United States)	(303) 629-3445

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered:
Common Shares, no par value	NYSE Amex

Securities registered or to be registered pursuant to Section 12(g) of the Act: N/A

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: N/A

For annual reports, indicate by check mark the information filed with this form:

[ X ] Annual Information Form	[ X ] Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: As at December 31, 2008, 88,734,261 common shares of the Registrant were issued and outstanding.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.      [ X ] Yes  [   ]  No

EXPLANATORY NOTE

Augusta Resource Corporation (the “Company” or the “Registrant”) is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40-F pursuant to the multi-jurisdictional disclosure system of the Exchange Act. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

FORWARD-LOOKING STATEMENTS

This annual report on Form 40-F and the exhibits attached hereto contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 concerning anticipated results and developments in the operations of the Company in future periods, planned exploration activities, the adequacy of the Company’s financial resources and other events or conditions that may occur in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” (or the negative and grammatical variations of any of these terms) occur or be achieved. Forward-looking statements or information include, but are not limited to, statements or information with respect to known or unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Forward-looking statements or information are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks and uncertainties relating to the Company’s plans at its Rosemont Property and other mineral properties, the interpretation of drill results and the estimation of mineral resources and reserves, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations, metal recoveries, accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties with or interruptions in production and operations, the potential for delays in exploration or development activities or the completion of feasibility studies, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, failure to obtain adequate financing on a timely basis, the effect of hedging activities, including margin limits and margin calls, regulatory restrictions, including environmental regulatory restrictions and liability, the speculative nature of mineral exploration, dilution, competition, loss of key employees, and other risks and uncertainties, including those described in the Annual Information Form (“AIF”) of the Company filed as Exhibit 1 to this annual report.

The Company’s forward-looking statements contained in the exhibits incorporated by reference into this annual report are made as of the respective dates set forth in such exhibits. Such forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made. In preparing this annual report, the Company has not updated such forward-looking statements to reflect any change in circumstances or in management’s beliefs, expectations or opinions that may have occurred prior to the date hereof. Nor does the Company assume any obligation to update such forward-looking statements in the future, except as may be required by law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

NOTE TO UNITED STATES READERS-
DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted, under the multi-jurisdictional disclosure system adopted by the United States Securities and Exchange Commission (the “SEC”), to prepare this annual report in accordance with Canadian disclosure requirements, which differ from those of the United States. The Company prepares its financial statements, which are filed as Exhibit 2 to this annual report on Form 40-F, in accordance with Canadian generally accepted accounting principles (“GAAP”), and they are subject to Canadian auditing and auditor independence standards. They are not comparable to financial statements of United States companies. Significant measurement differences between Canadian GAAP and United States GAAP are described in Note 20 of the audited consolidated financial statements of the Company.

RESOURCE AND RESERVE ESTIMATES

The Company’s AIF filed as Exhibit 1 to this annual report on Form 40-F has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1993, as amended (the “Securities Act”). Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this annual report and the documents incorporated by reference herein contain descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

CURRENCY

Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F are in Canadian dollars. The exchange rate of Canadian dollars into United States dollars, on December 31, 2008, based upon the noon buying rate in New York City for cable transfers payable in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York, was U.S.$1.00 = Cdn.$1.2240.

ANNUAL INFORMATION FORM

The Company’s AIF for the fiscal year ended December 31, 2008 is filed as Exhibit 1 and incorporated by reference in this annual report on Form 40-F.

AUDITED ANNUAL FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the years ended December 31, 2008, 2007 and 2006, including the report of the independent auditor with respect thereto, are filed as Exhibit 2 and incorporated by reference in this annual report on Form 40-F. For a reconciliation of material measurement differences between Canadian and United States GAAP, see Note 20 to the Company’s audited consolidated financial statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company’s management’s discussion and analysis (“MD&A”) is filed as Exhibit 3 and incorporated by reference in this annual report on Form 40-F.

TAX MATTERS

Purchasing, holding, or disposing of securities of the Company may have tax consequences under the laws of the United States and Canada that are not described in this annual report on Form 40-F.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

At the end of the period covered by this annual report for the fiscal year ended December 31, 2008, an evaluation was carried out under the supervision of, and the with the participation of, the Company’s management, including its Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act). Based upon that evaluation, the Company’s CEO and CFO have concluded that the disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) under the Exchange Act. A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. It should be noted that a control system, no matter how well conceived or operated, can only provide reasonable assurance, not absolute assurance, that the objectives of the control system are met. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.

Management, including the CEO and CFO, assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008. In making this assessment, management used the criteria set forth in the Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its assessment, management has concluded that, as of December 31, 2008, the Company’s internal control over financial reporting was effective and no material weaknesses in the Company’s internal control over financial reporting were discovered.

The Company is required to provide an auditor’s attestation report on its internal control over financial reporting for the fiscal year ended December 31, 2008. In this annual report, the Company’s independent registered auditor, Ernst & Young LLP, must state its opinion as to the effectiveness of the Company’s internal control over financial reporting for the fiscal year ended December 31, 2008. Ernst & Young LLP has audited the Company’s financial statements included in this annual report on Form 40-F and has issued an attestation report on the Company’s internal control over financial reporting.

Auditor’s Attestation Report

Ernst & Young’s attestation report on the Company’s internal control over financial reporting is attached as Exhibit 4 to this annual report and is incorporated by reference in this annual report on Form 40-F.

Changes in Internal Control over Financial Reporting

There have been no changes in the Company’s internal control over financial reporting during its fiscal year ended December 31, 2008 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

CORPORATE GOVERNANCE

The Company has a Nominating and Corporate Governance Committee comprised of independent directors, as determined by the Company’s Board of Directors. In addition, it has a Compensation Committee also comprised of independent directors, as determined by the Company’s Board of Directors based on the requirements for independence and unrelatedness set forth in section 803 of the NYSE Amex Company Guide. The Company’s Nominating and Corporate Governance Committee Charter may be found on the Company’s website at www.augustaresource.com.

AUDIT COMMITTEE

Audit Committee

The Company has a separately designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The Company’s Audit Committee is composed of Michael A. Steeves, W. Durand Eppler and Robert P. Wares, all of whom, in the opinion of the directors, are independent (as determined under Rule 10A-3 of the Exchange Act and section 803 of the NYSE Amex Company Guide) and are financially literate. Please refer to the Company’s AIF attached as Exhibit 1 to this annual report for details in connection with each of these members and their qualifications.

The members of the Audit Committee do not have fixed terms and are appointed and replaced from time to time by resolution of the directors.

The Audit Committee meets with the President, the CEO, the CFO and the Company’s independent auditors to review and inquire into matters affecting financial reporting, the system of internal accounting and financial controls, as well as audit procedures and audit plans. The Audit Committee also recommends to the Board of Directors which independent registered public auditing firm should be appointed by the Company. In addition, the Audit Committee reviews and recommends to the Board of Directors for approval the annual financial statements, the MD&A, and undertakes other activities required by exchanges on which the Company’s securities are listed and by regulatory authorities to which the Company is held responsible.

The full text of the Audit Committee Charter is attached as Appendix 1 to the Company’s AIF, attached hereto as Exhibit 1, and is incorporated by reference in this annual report on Form 40-F.

Audit Committee Financial Expert

The Company’s Board of Directors has determined that Michael A. Steeves qualifies as a financial expert (as defined in Item 407 of Regulation S-K under the Exchange Act) and is independent (as determined under Exchange Act Rule 10A-3 and section 803 of the NYSE Amex Company Guide).

PRINCIPAL ACCOUNTING FEES AND SERVICES – INDEPENDENT AUDITORS

The following table shows the aggregate fees billed to the Company by Ernst & Young LLP, Chartered Accountants, its external auditor, in each of the last two years.

	Years ended December 31
	2008	2007
Audit(1)	$258,000	$185,000
Audit Related(2)	$Nil	$Nil
Tax(3)	$Nil	$13,240
All Other Fees	$880	$Nil
Total	$258,880	$198,240

(1)	The aggregate audit fees billed and accrued.
(2)

The aggregate fees billed for audit related services that are reasonably related to the performance of the audit or review of the Company’s financial statements, which are not included under the heading “Audit Fees”.

(3)	Fees related to advice on tax considerations for inclusion in the feasibility study on the Rosemont property.

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY INDEPENDENT AUDITORS

The Audit Committee nominates and engages the independent auditors to audit the financial statements and approves all audit, audit-related services, tax services and other services provided by the Company’s external auditors. Any services provided by the Company’s external auditors that are not specifically included within the scope of the audit must be pre-approved by the audit committee prior to any engagement. The Chairman of the Audit Committee is permitted to pre-approve work undertaken by the Company’s external auditors between Audit Committee meetings of up to $25,000 per engagement.

OFF-BALANCE SHEET TRANSACTIONS

The Company does not have any off-balance sheet financing arrangements or relationships with unconsolidated special purpose entities.

CODE OF ETHICS

The Company has adopted a Code of Business Conduct and Ethics (the “Code”) for all its directors, executive officers and employees. The Code was filed with the SEC as Exhibit 99.1 to the Company’s 5 Form 6-K filed on May 9, 2007. The Code is available on the Company’s website at www.augustaresource.com.

All amendments to the Code, and all waivers of the Code with respect to any of the officers covered by it, will be posted on the Company’s web site, furnished to the SEC under a Current Report on Form 6-K, and provided in print to any shareholder who requests them.

There have been no amendments, waivers or implicit waivers to the Code during the fiscal year ended December 31, 2008. Shareholders may submit a request online at the Company’s website www.augustaresource.com for a free printed copy of the Company’s Code of Ethics.

CONTRACTUAL OBLIGATIONS

The following table lists as of December 31, 2008 information with respect to the Company’s known contractual obligations.

	Payments due by period
		Less than 1	1 -3	More than 3
Contractual Obligations	Total	year	years	years
Accounts payable and accrued liabilities (1)	$4,612,191	$4,612,191	$-	$-
Notes and loan facility (2)	27,359,876	682,035	26,677,841	-
Long-lead equipment (3)	113,830,626	-	113,830,626	-
ASARCO production payment (4)	3,183,960	-	3,183,960
Operating lease obligations (5)	331,620	125,990	205,630	-
Engineering, Procurement and Construction Management	67,440,000	-	67,440,000
[6] Total	$216,758,273	$5,420,216	$211,338,057	$-

(1)	Represents accounts payable and accrued liabilities due within the next 12 months.
(2)

US$2,223,720 promissory note for the purchase of a 53 acre parcel of land south of Tucson for a well field, pump station, and as a possible water recharge location. The promissory note bears interest at 8% and requires 4 equal payments for principal and interest of US$556,945 on the February 20 anniversary date commencing February 2008. Also, $24,631,736 (US$20,123,967) has been drawn on the loan facility with Sumitomo plus accrued interest for the purchase of long-lead equipment.

(3)

Augusta has signed agreements and letter awards for long-lead equipment. Provisions in the agreements allow the Company under certain circumstances and conditions to assign/transfer/or sell the contracts to third parties. In the event Augusta does not make the necessary progress payments through to completion of the contract amounts paid to date are not refundable.

(4)

Augusta reached an agreement with ASARCO settling the ownership issue with Rosemont. Under the Terms of Settlement, Augusta will pay ASARCO certain specified annual production payments, without interest,. Augusta has the right of a pre-production, pre-payment option for these annual payments at the net present value of the aggregate payments, using an agreed 18% discount rate.

(5)

Represents Glendale office rent of US$6,900 per month, under a 36 month lease agreement expiring on June, 2011 and US$1,100 per month for lodging premises in Tucson, under a 12 month lease agreement expiring on July 31, 2009 and Office equipment for approximately US$1,000 per month expiring at the end of 2011.

(6)	Represents engineering, procurement and construction management services contract with M3 Engineering & Technology Corporation for the Rosemont project.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended December 31, 2008 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

NYSE AMEX CORPORATE GOVERNANCE

The Company’s common shares are listed on the NYSE Amex. Section 110 of the NYSE Amex Company Guide permits the NYSE Amex to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE Amex listing criteria, and to grant exemptions from NYSE Amex listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to NYSE Amex standards is as follows:

Shareholder Meeting Quorum Requirement: The NYSE Amex minimum quorum requirement for a shareholder meeting is one-third of the outstanding shares of common stock. In addition, a company listed on the NYSE Amex is required to state its quorum requirement in its bylaws. The Company’s quorum requirement is set forth in its Memorandum and Articles. A quorum for a meeting of members of the Company is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the shares entitled to be voted at the meeting.

Proxy Delivery Requirement: The NYSE Amex requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies shall be solicited pursuant to a proxy statement that conforms to SEC proxy rules. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act, and the equity securities of the Company are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. The Company solicits proxies in accordance with applicable rules and regulations in Canada.

The foregoing are consistent with the laws, customs and practices in Canada.

In addition, the Company may from time-to-time seek relief from NYSE Amex corporate governance requirements on specific transactions under Section 110 of the NYSE Amex Company Guide by providing written certification from independent local counsel that the non-complying practice is not prohibited by our home country law, in which case, the Company shall make the disclosure of such transactions available on its website at www.augustaresource.com. Information contained on the Company’s website is not part of this annual report.

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

CONSENT TO SERVICE OF PROCESS

     The Company previously filed an Appointment of Agent for Service of Process and Undertaking on Form F-X with the SEC on July 14, 2006, with respect to the class of securities in relation to which the obligation to file this annual report on Form 40-F arises.

EXHIBIT INDEX

The following exhibits have been filed as part of the Annual Report:

Exhibit	Description

Annual Information

1.	Annual Information Form of the Company for the year ended December 31, 2008

2.	Audited consolidated financial statements of the Company and notes thereto for the years ended December 31, 2008, 2007 and 2006 together with the report of the auditors thereon

3.	Management’s Discussion and Analysis for the years ended December 31, 2008, 2007 and 2006

4.	Report of Independent Registered Chartered Accountants – attestation of internal controls over financial reporting.

Certifications

5.	Certificate of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

6.	Certificate of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

7	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

8.	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Consents

9.	Consent of Ernst & Young LLP

10.	Consent of Conrad Huss of M3 Engineering & Technology Corporation

11.	Consent of Thomas L. Drielick of M3 Engineering & Technology Corporation

12.	Consent of William L. Rose of WLR Consulting Inc.

13.	Consent of John Ajie of URS Washington Division

14.	Consent of Robert Fong of Moose Mountain Technical Services

SIGNATURES

     Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

AUGUSTA RESOURCE CORPORATION

By:	/s/ Gil Clausen
Name:	Gil Clausen
Title:	President and Chief Executive Officer

Date: March 25, 2009