Form 40-F
period 2009-12-31
Augusta Resource CORP
filed 2010-03-26
CIK 1353123

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ x ] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

Commission file number: 001-32943

AUGUSTA RESOURCE CORPORATION
(Exact Name of Registrant as Specified in its Charter)

Canada	1041	N/A
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)

400 – 837 West Hastings Street
Vancouver, British Columbia, Canada V6C 3N6
(604) 687-1717
(Address and Telephone Number of Registrant’s Principal Executive Offices)

Copies to:
Dorsey & Whitney LLP	Kenneth G. Sam
Republic Plaza Building, Suite 4700	Dorsey & Whitney LLP
370 Seventeenth Street	TD Canada Trust Tower
Denver, Colorado 80202	Brookfield Place
(303) 629-3400	161 Bay Street, Suite 4310
(Name, address (including zip code) and telephone number (including area	Toronto, Ontario M5J 2S1
code) of agent for service in the United States)	(416) 367-7373

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered:
Common Shares, no par value	NYSE Amex

Securities registered or to be registered pursuant to Section 12(g) of the Act: N/A

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: N/A

For annual reports, indicate by check mark the information filed with this form:
[ x ]  Annual Information Form                  [ x ] Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: As at December 31, 2009, 106,768,816 common shares of the Registrant were issued and outstanding.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. [ x ]  Yes   [    ]  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). [     ]  Yes   [     ]  No

EXPLANATORY NOTE

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

FORWARD-LOOKING STATEMENTS

This annual report on Form 40-F and the exhibits attached hereto contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 concerning anticipated results and developments in the operations of the Company in future periods, planned exploration activities, the adequacy of the Company’s financial resources and other events or conditions that may occur in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” (or the negative and grammatical variations of any of these terms) occur or be achieved. Forward-looking statements or information include, but are not limited to, statements or information with respect to known or unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Forward-looking statements or information are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks and uncertainties relating to the Company’s plans at its Rosemont Property and other mineral properties, the interpretation of drill results and the estimation of mineral resources and reserves, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations, metal recoveries, accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties with or interruptions in production and operations, the potential for delays in exploration or development activities or the completion of feasibility studies, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, failure to obtain adequate financing on a timely basis, the effect of hedging activities, including margin limits and margin calls, regulatory restrictions, including environmental regulatory restrictions and liability, the speculative nature of mineral exploration, dilution, competition, loss of key employees, and other risks and uncertainties, including those described in the Annual Information Form (“AIF”) of the Company filed as Exhibit 1 to this annual report on Form 40-F.

The Company’s forward-looking statements contained in the exhibits incorporated by reference into this annual report on Form 40-F are made as of the respective dates set forth in such exhibits. Such forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made. In preparing this annual report on Form 40-F, the Company has not updated such forward-looking statements to reflect any change in circumstances or in management’s beliefs, expectations or opinions that may have occurred prior to the date hereof. Nor does the Company assume any obligation to update such forward-looking statements in the future, except as may be required by law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

NOTE TO UNITED STATES READERS-
DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted, under the multi-jurisdictional disclosure system adopted by the United States Securities and Exchange Commission (the “SEC”), to prepare this annual report on Form 40-F in accordance with Canadian disclosure requirements, which differ from those of the United States.

The Company prepares its financial statements, which are filed as Exhibit 2 to this annual report on Form 40-F, in accordance with Canadian generally accepted accounting principles (“GAAP”), and they are subject to Canadian auditing and auditor independence standards. They are not comparable to financial statements of United States companies. Significant measurement differences between Canadian GAAP and United States GAAP are described in Note 17 of the audited consolidated financial statements of the Company.

RESOURCE AND RESERVE ESTIMATES

The Company’s AIF filed as Exhibit 1 to this annual report on Form 40-F has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1933, as amended (the “Securities Act”). Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

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

Accordingly, information contained in this annual report on Form 40-F and the documents incorporated by reference herein contain descriptions of the Company’s mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

CURRENCY

Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F are in United States dollars. The exchange rate of Canadian dollars into United States dollars, on December 31, 2009, based upon the noon buying rate in New York City for cable transfers payable in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York, was U.S.$1.00 = Cdn.$1.0461.

ANNUAL INFORMATION FORM

The Company’s AIF for the fiscal year ended December 31, 2009 is filed as Exhibit 1 and incorporated by reference in this annual report on Form 40-F.

AUDITED ANNUAL FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the years ended December 31, 2009, 2008 and 2007, including the report of the independent auditor with respect thereto, are filed as Exhibit 2 and incorporated by reference in this annual report on Form 40-F. For a reconciliation of material measurement differences between Canadian and United States GAAP, see Note 17 to the Company’s audited consolidated financial statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company’s management’s discussion and analysis (“MD&A”) is filed as Exhibit 3 and incorporated by reference in this annual report on Form 40-F.

TAX MATTERS

Purchasing, holding, or disposing of securities of the Company may have tax consequences under the laws of the United States and Canada that are not described in this annual report on Form 40-F.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

At the end of the period covered by this annual report on Form 40-F for the fiscal year ended December 31, 2009, an evaluation was carried out under the supervision of, and the with the participation of, the Company’s management, including its Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act). Based upon that evaluation, the Company’s CEO and CFO have concluded that the disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

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

Management, including the CEO and CFO, assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2009. In making this assessment, management used the criteria set forth in the Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its assessment, management has concluded that, as of December 31, 2009, the Company’s internal control over financial reporting was effective and no material weaknesses in the Company’s internal control over financial reporting were discovered.

The Company is required to provide an auditor’s attestation report on its internal control over financial reporting for the fiscal year ended December 31, 2009. In this annual report on Form 40-F, the Company’s independent registered auditor, Ernst & Young LLP, must state its opinion as to the effectiveness of the Company’s internal control over financial reporting for the fiscal year ended December 31, 2009. Ernst & Young LLP has audited the Company’s financial statements included in this annual report on Form 40-F and has issued an attestation report on the Company’s internal control over financial reporting.

Auditor’s Attestation Report

Ernst & Young’s attestation report on the Company’s internal control over financial reporting is attached as Exhibit 4 to this annual report on Form 40-F and is incorporated by reference herein.

Changes in Internal Control over Financial Reporting

There have been no changes in the Company’s internal control over financial reporting during its fiscal year ended December 31, 2009 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

CORPORATE GOVERNANCE

The Company has a Nominating and Corporate Governance Committee comprised of independent directors, as determined by the Company’s Board of Directors. In addition, the Company has a Compensation Committee also comprised of independent directors, as determined by the Company’s Board of Directors based on the requirements for independence and unrelatedness set forth in Section 803 of the NYSE Amex Company Guide. The Company’s Nominating and Corporate Governance Committee Charter may be found on the Company’s website at www.augustaresource.com.

AUDIT COMMITTEE

Audit Committee

The Company has a separately designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The Company’s Audit Committee is composed of Michael A. Steeves, W. Durand Eppler and Robert P. Wares, all of whom, in the opinion of the directors, are independent (as determined under Rule 10A-3 of the Exchange Act and Section 803 of the NYSE Amex Company Guide) and are financially literate. Please refer to the Company’s AIF attached as Exhibit 1 to this annual report on Form 40-F for details in connection with each of these members and their qualifications.

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

PRINCIPAL ACCOUNTING FEES AND SERVICES – INDEPENDENT AUDITORS

The following table shows the aggregate fees billed in Canadian dollars to the Company by Ernst & Young LLP, Chartered Accountants, its external auditor, in each of the last two years.

	Years ended December 31
	2009	2008
Audit(1)	$259,500	$258,000
Audit Related(2)	$60,000	$Nil
Tax(3)	$3,330	$Nil
All Other Fees(4)	$119,500	$880
Total	$442,330	$258,880

(1)	The aggregate audit fees billed and accrued.
(2)

The aggregate fees billed for audit related services that are reasonably related to the performance of the audit or review of the Company’s financial statements, which are not included under the heading “Audit Fees”.

(3)	Corporate income tax review fees.
(4)	Prospectus and IFRS related work.

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

CODE OF ETHICS

The Company has adopted a Code of Business Conduct and Ethics (the “Code”) for all its directors, executive officers and employees. The Code was revised on November 13, 2009 and is filed as Exhibit 5 to this annual report on Form 40-F. The Code is also available on the Company’s website at www.augustaresource.com.

All further amendments to the Code, and all waivers of the Code with respect to any of the officers covered by it, will be posted on the Company’s web site, furnished to the SEC under a Current Report on Form 6-K, and provided in print to any shareholder who requests them.

There have been no waivers or implicit waivers to the Code during the Company’s fiscal year ended December 31, 2009. During the Company’s fiscal year ended December 31, 2009 certain non-material amendments were made to the Code to increase clarity. Shareholders may submit a request online at the Company’s website www.augustaresource.com for a free printed copy of the Code.

CONTRACTUAL OBLIGATIONS

The following table lists as of December 31, 2009 information with respect to the Company’s known contractual obligations.

in thousands of U.S. dollars	< 1 year	1 - 2 years	2 - 3 years	> 3 years	Total
Accounts payable and accrued
liabilities	$12,386	$-	$-	$-	$12,386
Current portion long-term debt	41,621	-	-	-	41,621
Note payable	557	557	557	-	1,671
Long-lead equipment purchases	36,753	68,293	-	-	105,046
Land purchases	112	69	69	1,146	1,397
Operating lease obligations	186	172	88	177	624
	$91,615	$69,092	$715	$1,323	$162,744

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended December 31, 2009 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

In addition, the Company may from time-to-time seek relief from NYSE Amex corporate governance requirements on specific transactions under Section 110 of the NYSE Amex Company Guide by providing written certification from independent local counsel that the non-complying practice is not prohibited by our home country law, in which case, the Company shall make the disclosure of such transactions available on its website at www.augustaresource.com. Information contained on the Company’s website is not part of this annual report on Form 40-F.

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

EXHIBIT INDEX

The following exhibits have been filed as part of this annual report on Form 40-F:

Exhibit	Description
Annual Information
1.	Annual Information Form of the Company for the year ended December 31, 2009
2.	Audited consolidated financial statements of the Company and notes thereto for the years ended December 31, 2009, 2008 and 2007 together with the report of the auditors thereon
3.	Management’s Discussion and Analysis for the years ended December 31, 2009, 2008 and 2007
4.	Report of Independent Registered Chartered Accountants – attestation of internal controls over financial reporting.
5.	Code of Business Conduct and Ethics

Certifications
6.	Certificate of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
7.	Certificate of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
8.	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
9	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Consents
10.	Consent of Ernst & Young LLP
11.	Consent of Conrad Huss of M3 Engineering & Technology Corporation
12.	Consent of Thomas L. Drielick of M3 Engineering & Technology Corporation
13.	Consent of William L. Rose of WLR Consulting Inc.
14.	Consent of John Ajie of URS Washington Division
15.	Consent of Robert Fong of Moose Mountain Technical Services

SIGNATURES

     Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

AUGUSTA RESOURCE CORPORATION

By:	/s/ Gil Clausen
Name:	Gil Clausen
Title:	President and Chief Executive Officer

Date: March 25, 2010