Form 40-F/A
period 2010-12-31
Augusta Resource CORP
filed 2011-05-16
CIK 1353123

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F/A
(Amendment No. 1)

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

Augusta Resource Corporation (the “Company” or the “Registrant”) is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40-F pursuant to the multi-jurisdictional disclosure system of the Exchange Act. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. The equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

This Amendment No. 1 to the Company’s annual report on Form 40-F for the year ended December 31, 2010 is being made for the purpose of filing the Company’s amended Management’s Discussion and Analysis (“Amended MD&A”) for the year ended December 31, 2010. The content of the Amended MD&A is unchanged from our annual Management’s Discussion and Analysis for the year ended December 31, 2010, which was filed in the Company’s annual report on Form 40-F on March 31, 2011 with the United States Securities and Exchange Commission, with the exception of the inclusion of a selected financial information table on page 6 of the Amended MD&A. The Amended MD&A provides an analysis of Augusta’s audited financial results for the fiscal year ended December 31, 2010 compared to the previous year.

Except as set forth above, no other amendments are being made to the Company’s annual report on Form 40-F as originally filed on March 31, 2011.

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

CONSENT TO SERVICE OF PROCESS

The Company previously filed an Appointment of Agent for Service of Process and Undertaking on Form F-X with the SEC on May 16, 2011, with respect to the class of securities in relation to which the obligation to file this annual report on Form 40-F arises.

EXHIBIT INDEX

The following exhibits have been filed as part of this annual report on Form 40-F/A:

Exhibit	Description
Annual Information
1.*	Annual Information Form of the Company for the year ended December 31, 2010
2.*	Audited consolidated financial statements of the Company and notes thereto for the years ended December 31, 2010, 2009 and 2008 together with the report of the auditors thereon
3.	Management’s Discussion and Analysis for the years ended December 31, 2010, 2009 and 2008
4.*	Report of Independent Registered Chartered Accountants – attestation of internal controls over financial reporting.
5.*	Code of Business Conduct and Ethics

Certifications
6.	Certificate of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
7.	Certificate of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
8.	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
9	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Consents
10.	Consent of Ernst & Young LLP
11.*	Consent of Conrad Huss of M3 Engineering & Technology Corporation
12.*	Consent of Thomas L. Drielick of M3 Engineering & Technology Corporation
13.*	Consent of William L. Rose of WLR Consulting Inc.
14.*	Consent of John Ajie of URS Washington Division
15.*	Consent of Robert Fong of Moose Mountain Technical Services

* Previously filed with the Company’s annual report on Form 40-F as filed with the Securities and Exchange Commission on March 31, 2011.

SIGNATURES

     Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

AUGUSTA RESOURCE CORPORATION

By:	/s/ Gil Clausen
Name:	Gil Clausen
Title:	President and Chief Executive Officer

Date: May 16, 2011