Form 40-F
period 2011-12-31
Augusta Resource CORP
filed 2012-03-20
CIK 1353123

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

Commission file number: 001-32943

AUGUSTA RESOURCE CORPORATION
(Exact Name of Registrant as Specified in its Charter)

Canada
(Province or other jurisdiction of incorporation or organization)

1041
(Primary Standard Industrial Classification Code)

N/A
(I.R.S. Employer Identification No.)

     400 – 837 West Hastings Street
Vancouver, British Columbia, Canada V6C 3N6
(604) 687-1717
(Address and Telephone Number of Registrant’s Principal Executive Offices)

     Dorsey & Whitney LLP
1400 Wewatta Street, Suite 400
Denver, Colorado 80202
(303) 629-3400
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: As at December 31, 2011, 143,160,392 common shares of the Registrant were issued and outstanding.

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

FORWARD-LOOKING STATEMENTS

This annual report on Form 40-F and the exhibits attached hereto contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 concerning anticipated results and developments in the operations of the Company in future periods, planned exploration activities, the adequacy of the Company’s financial resources and other events or conditions that may occur in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” (or the negative and grammatical variations of any of these terms) occur or be achieved. Forward-looking statements or information include, but are not limited to, statements or information with respect to known or unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Forward-looking statements or information are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks and uncertainties relating to the Company’s plans at its Rosemont Property and other mineral properties, the interpretation of drill results and the estimation of mineral resources and reserves, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations, metal recoveries, accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties with or interruptions in production and operations, the potential for delays in exploration or development activities or the completion of feasibility studies, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, failure to obtain adequate financing on a timely basis, the effect of hedging activities, including margin limits and margin calls, regulatory restrictions, including environmental regulatory restrictions and liability, the speculative nature of mineral exploration, dilution, competition, loss of key employees, and other risks and uncertainties, including those described in the Annual Information Form (“AIF”) of the Company filed as Exhibit 99.1 to this annual report on Form 40-F and incorporated by reference herein.

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

NOTE TO UNITED STATES READERS-
DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted, under the multi-jurisdictional disclosure system adopted by the United States Securities and Exchange Commission (the “SEC”), to prepare this annual report on Form 40-F in accordance with Canadian disclosure requirements, which differ from those of the United States. The Company has prepared its financial statements, which are filed as Exhibit 99.2 to this annual report on Form 40-F, in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and they are not comparable to financial statements of United States companies.

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

CURRENCY

Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F are in United States dollars. The exchange rate of Canadian dollars into United States dollars, on December 31, 2011, based upon the noon rate of exchange as quoted by the Bank of Canada, was U.S.$1.00 = Cdn.$1.0170.

ANNUAL INFORMATION FORM

The Company’s AIF for the fiscal year ended December 31, 2011 is filed as Exhibit 99.1 and incorporated by reference in this annual report on Form 40-F.

AUDITED ANNUAL FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the years ended December 31, 2011 and 2010, including the report of the independent auditor with respect thereto, are filed as Exhibit 99.2 and incorporated by reference in this annual report on Form 40-F.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company’s management’s discussion and analysis (“MD&A”) is filed as Exhibit 99.3 and incorporated by reference in this annual report on Form 40-F.

TAX MATTERS

Purchasing, holding, or disposing of securities of the Company may have tax consequences under the laws of the United States and Canada that are not described in this annual report on Form 40-F. Holders of the Company’s common shares should consult their own tax advisors regarding the tax consequences of purchasing, holding, or disposing of securities of the Company.

U.S. holders of the Company’s common shares should be aware that the Company believes it was classified as a passive foreign investment company ("PFIC") during the tax year ended December 31, 2011, and based on current business plans and financial expectations, the Company expects that it will be a PFIC for the current tax year.

If the Company is a PFIC for any year during a U.S. shareholder’s holding period, then such U.S. shareholder generally will be required to treat any gain realized upon a disposition of the Company’s common shares, or any so-called “excess distribution” received on the Company’s common shares, as ordinary income, and to pay an interest charge on a portion of such gain or distributions, unless the shareholder makes a timely and effective "qualified electing fund" ("QEF") election or a "mark-to-market" election with respect to the Company’s common shares. A U.S. shareholder who makes a QEF election generally must report on a current basis its share of the Company's net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not the Company distributes any amounts to its shareholders. For each tax year that the Company is a PFIC, the Company will make available the PFIC annual information statement as provided pursuant to Treasury Regulation section 1.1295 -1 (g) (1) on its website at www.augustaresource.com. A U.S. shareholder who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the Company’s common shares over the taxpayer’s basis therein.

Each U.S. shareholder should consult its own tax advisor regarding the PFIC rules and the U.S. federal income tax consequences of the acquisition, ownership, and disposition of the Company’s common shares.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

At the end of the period covered by this annual report on Form 40-F for the fiscal year ended December 31, 2011, an evaluation was carried out under the supervision of, and the with the participation of, the Company’s management, including its Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act). Based upon that evaluation, the Company’s CEO and CFO have concluded that the disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

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

Management, including the CEO and CFO, assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2011. In making this assessment, management used the criteria set forth in the Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its assessment, management has concluded that, as of December 31, 2011, the Company’s internal control over financial reporting was effective and no material weaknesses in the Company’s internal control over financial reporting were discovered.

The Company is required to provide an auditor’s attestation report on its internal control over financial reporting for the fiscal year ended December 31, 2011. In this annual report on Form 40-F, the Company’s independent registered auditor, Ernst & Young LLP, must state its opinion as to the effectiveness of the Company’s internal control over financial reporting for the fiscal year ended December 31, 2011. Ernst & Young LLP has audited the Company’s financial statements included in this annual report on Form 40-F and has issued an attestation report on the Company’s internal control over financial reporting.

Auditor’s Attestation Report

Ernst & Young’s attestation report on the Company’s internal control over financial reporting is attached as Exhibit 99.4 to this annual report on Form 40-F and is incorporated by reference herein.

Changes in Internal Control over Financial Reporting

There have been no changes in the Company’s internal control over financial reporting during its fiscal year ended December 31, 2011 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

AUDIT COMMITTEE

Audit Committee

The Company has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The Company’s Audit Committee is composed of John R. Brodie, Christopher M. H. Jennings and W. Durand Eppler, all of whom, in the opinion of the directors, are independent (as determined under Rule 10A-3 of the Exchange Act and Section 803A of the NYSE Amex Company Guide) and are financially literate. Please refer to the Company’s AIF attached as Exhibit 99.1 to this annual report on Form 40-F for details in connection with each of these members and their qualifications.

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

The full text of the Audit Committee Charter is attached as Appendix 1 to the Company’s AIF, attached hereto as Exhibit 99.1, and is incorporated by reference in this annual report on Form 40-F.

Audit Committee Financial Expert

The Company’s Board of Directors has determined that John R. Brodie qualifies as a financial expert (as defined in Item 407(d)(5)(ii) of Regulation S-K under the Exchange Act), is financially sophisticated as determined in accordance with Section 803B(2)(iii), and is independent (as determined under Exchange Act Rule 10A-3 and Section 803A of the NYSE Amex Company Guide).

PRINCIPAL ACCOUNTING FEES AND SERVICES – INDEPENDENT AUDITORS

The following table shows the aggregate fees billed in Canadian dollars to the Company by Ernst & Young LLP, Chartered Accountants, its external auditor, in each of the last two years.

	Years ended December 31
	2011	2010
Audit(1)	$327,200	$380,000
Audit Related(2)	$2,000	$58,500
Tax(3)	$73,504	$69,120
All Other Fees(4)	-	$57,850
Total	$402,704	$565,470

(1)	The aggregate audit fees billed and accrued.
(2)

The aggregate fees billed for audit related services that are reasonably related to the performance of the audit or review of the Company’s financial statements, which are not included under the heading “Audit Fees”.

(3)	Corporate income tax returns, tax advisory and planning fees.
(4)	Prospectus, IFRS and due diligence work.

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

CODE OF ETHICS

The Company has adopted a Code of Business Conduct and Ethics (the “Code”) for all its directors, executive officers and employees. The Code was revised on November 13, 2009 and is filed as Exhibit 99.5 to this annual report on Form 40-F. The Code is also available on the Company’s website at www.augustaresource.com.

All further amendments to the Code, and all waivers of the Code with respect to any of the officers covered by it, will be posted on the Company’s web site, furnished to the SEC under a Current Report on Form 6-K, and provided in print to any shareholder who requests them.

There have been no waivers or implicit waivers to the Code during the Company’s fiscal year ended December 31, 2011. During the Company’s fiscal year ended December 31, 2010 certain non-material amendments were made to the Code to increase clarity. Shareholders may submit a request online at the Company’s website www.augustaresource.com for a free printed copy of the Code.

CONTRACTUAL OBLIGATIONS

The following table lists as of December 31, 2011 information with respect to the Company’s known contractual obligations:

in thousands of U.S. dollars	2012	2013	2014	2015	After 2015	Total
Accounts payable and accrued liabilities	$5,458,032	$-	$-	$-	$-	$5,458,032
Long-term debt	44,984,760	-	-	-	-	44,984,760
Deposits on long-lead equipment purchases	59,462,491	4,316,284	-	-	-	63,778,775
Operating lease obligations	207,568	202,138	184,458	186,909	143,078	924,151
	$110,112,851	$4,518,422	$184,458	$186,909	$143,078	$115,145,718

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended December 31, 2011 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

Proxy Delivery Requirement: The NYSE Amex requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies shall be solicited pursuant to a proxy statement that conforms to SEC proxy rules. The Company is a “foreign 7 private issuer” as defined in Rule 3b-4 under the Exchange Act, and the equity securities of the Company are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. The Company solicits proxies in accordance with applicable rules and regulations in Canada.

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

MINE SAFETY DISCLOSURE

Pursuant to Section 1503(a) of the recently enacted Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”), issuers that are operators (or that have operations), or that have a subsidiary that is an operator (or that has operations), of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities. During the fiscal year ended December 31, 2011, the Company had no such specified health and safety violations, orders or citations, related assessments or legal actions, mining-related fatalities, or similar events in relation to the Company’s United States operations requiring disclosure pursuant to Section 1503(a) of the Dodd-Frank Act.

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

EXHIBIT INDEX

The following exhibits have been filed as part of this annual report on Form 40-F:

Exhibit	Description
Annual Information
99.1.	Annual Information Form of the Company for the year ended December 31, 2011
99.2.	Audited consolidated financial statements of the Company and notes thereto for the years ended December 31, 2011 and 2010 together with the report of the auditors thereon
99.3.	Management’s Discussion and Analysis for the year ended December 31, 2011
99.4.	Report of Independent Registered Chartered Accountants – attestation of internal controls over financial reporting.
99.5.	Code of Business Conduct and Ethics

Certifications
99.6.	Certificate of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.7.	Certificate of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.8.	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.9.	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Consents
99.10.	Consent of Ernst & Young LLP
99.11.	Consent of Conrad Huss of M3 Engineering & Technology Corporation
99.12.	Consent of Thomas L. Drielick of M3 Engineering & Technology Corporation
99.13.	Consent of William L. Rose of WLR Consulting Inc.
99.14.	Consent of John Ajie of URS Washington Division
99.15.	Consent of Robert Fong of Moose Mountain Technical Services
99.16	Consent of Mark Stevens of Augusta Resource Corp.

SIGNATURES

     Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

AUGUSTA RESOURCE CORPORATION

By:	/s/ Gil Clausen
Name:	Gil Clausen
Title:	President and Chief Executive Officer

Date: March 19, 2012