Form 40-F/A
period 2011-12-31
Augusta Resource CORP
filed 2012-04-05
CIK 1353123

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

The Company is filing this Amendment No. 1 to its Annual Report on Form 40-F, as originally filed on March 20, 2012, to file and amend the Management Discussion and Analysis prepared as of March 19, 2012. No other amendments are being to the Annual Report on Form 40-F originally filed.

Other than as expressly set forth above, this Amendment No. 1 does not, and does not purport to, update or restate the information in any item of the Annual Report that was originally filed on March 20, 2012 or to reflect any events that have occured after the Annual Report was filed. The filing of this Amendment No. 1 shall not be deemed an admission that the Annual Report included any untrue statements of material fact or omitted to state a material fact necessary to make a statement not misleading.

EXHIBIT INDEX

The following exhibits have been filed as part of this annual report on Form 40-F:

Exhibit	Description

Annual Information
99.1.	Annual Information Form of the Company for the year ended December 31, 2011*
99.2.	Audited consolidated financial statements of the Company and notes thereto for the years ended December 31, 2011, 2010 and 2009 together with the report of the auditors thereon*
99.3.	Amended Management’s Discussion and Analysis for the year ended December 31, 2011**
99.4.	Report of Independent Registered Chartered Accountants – attestation of internal controls over financial reporting.*
99.5.	Code of Business Conduct and Ethics*

Certifications
99.6.	Certificate of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002**
99.7.	Certificate of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002**
99.8.	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**
99.9.	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**

Consents
99.10.	Consent of Ernst & Young LLP*
99.11.	Consent of Conrad Huss of M3 Engineering & Technology Corporation*
99.12.	Consent of Thomas L. Drielick of M3 Engineering & Technology Corporation*
99.13.	Consent of William L. Rose of WLR Consulting Inc.*
99.14.	Consent of John Ajie of URS Washington Division*
99.15.	Consent of Robert Fong of Moose Mountain Technical Services*

*	previously filed
**	filed herewith

SIGNATURES

     Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F/A and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

AUGUSTA RESOURCE CORPORATION

By:	/s/ Gilmour Clausen
Name:	Gilmour Clausen
Title:	President and Chief Executive Officer

Date: April 4, 2012