Form 40-F
period 2012-12-31
Augusta Resource CORP
filed 2013-03-26
CIK 1353123

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

Commission file number: 001-32943

AUGUSTA RESOURCE CORPORATION
(Exact Name of Registrant as Specified in its Charter)

Canada
(Province or other jurisdiction of incorporation or organization)

1041
(Primary Standard Industrial Classification Code)

N/A
(I.R.S. Employer Identification No.)

Suite 600 – 837 West Hastings Street
Vancouver, British Columbia, Canada V6C 3N6
(604) 687-1717
(Address and Telephone Number of Registrant’s Principal Executive Offices)

Dorsey & Whitney LLP
Suite 400 - 1400 Wewatta Street
Denver, Colorado 80202
(303) 629-3400
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered:
Common Shares, no par value	NYSE MKT

Securities registered or to be registered pursuant to Section 12(g) of the Act: N/A

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: N/A

For annual reports, indicate by check mark the information filed with this form:

[X] Annual Information Form          [X] Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: As at December 31, 2012, 144,086,728 common shares of the Registrant were issued and outstanding.

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

CURRENCY

Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F are in United States dollars. The exchange rate of Canadian dollars into United States dollars, on December 31, 2012, based upon the noon rate of exchange as quoted by the Bank of Canada, was U.S.$1.00 = Cdn.$0.9949

ANNUAL INFORMATION FORM

The Company’s AIF for the fiscal year ended December 31, 2012 is filed as Exhibit 99.1 and incorporated by reference in this annual report on Form 40-F.

AUDITED ANNUAL FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the years ended December 31, 2012 and 2011, including the report of the independent auditor with respect thereto, are filed as Exhibit 99.2 and incorporated by reference in this annual report on Form 40-F.

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

U.S. holders of the Company’s common shares should be aware that the Company believes it was classified as a passive foreign investment company ("PFIC") during the tax year ended December 31, 2012, and based on current business plans and financial expectations, the Company expects that it will be a PFIC for the current tax year.

If the Company is a PFIC for any year during a U.S. shareholder’s holding period, then such U.S. shareholder generally will be required to treat any gain realized upon a disposition of the Company’s common shares, or any so-called “excess distribution” received on the Company’s common shares, as ordinary income, and to pay an interest charge on a portion of such gain or distributions, unless the shareholder makes a timely and effective “qualified electing fund” (“QEF”) election or a "mark-to-market" election with respect to the Company’s common shares. A U.S. shareholder who makes a QEF election generally must report on a current basis its share of the Company's net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not the Company distributes any amounts to its shareholders. For each tax year that the Company is a PFIC, the Company will make available the PFIC annual information statement as provided pursuant to Treasury Regulation section 1.1295 -1 (g) (1) on its website at www.augustaresource.com. A U.S. shareholder who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the Company’s common shares over the taxpayer’s basis therein.

Each U.S. shareholder should consult its own tax advisor regarding the PFIC rules and the U.S. federal income tax consequences of the acquisition, ownership, and disposition of the Company’s common shares.

ADDITIONAL RISK FACTORS APPLICABLE TO U.S. INVESTORS

It may be difficult to enforce judgments or bring actions outside the United States against the Company and certain of our directors.

The Company is a Canadian corporation and certain of its directors are neither citizens nor residents of the United States. A substantial part of the assets of several of these persons, are located outside the United States. As a result, it may be difficult or impossible for an investor:

  to enforce in courts outside the United States judgments obtained in United States courts based upon the civil liability provisions of United States federal securities laws against these persons and us; or

  to bring in courts outside the United States an original action to enforce liabilities based upon United States federal securities laws against these persons and us.

The Company believes that it was a passive foreign investment company during 2012, which may have a material effect on U.S. holders.

The Company believes it was a “passive foreign investment company” (“PFIC”) during the year ended December 31, 2012 and may be a PFIC for subsequent tax years, which may have a material effect on United States shareholders (“US Holders”). United States income tax legislation contains rules governing PFICs, which can have significant tax effects on US Holders of foreign corporations. A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to United States federal income taxation under one of two alternative tax regimes at the election of each such U.S. Holder. The United States federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of common shares will depend on whether such US Holder makes an election to treat the Company as a “qualified electing fund” or “QEF” under Section 1295 of the Code (“QEF Election”) or a mark-to-market election under Section 1296 of the Code (“Mark-to-Market Election”). Upon written request by a U.S. Holder, the Company will make available the information necessary for such U.S. Holder to make QEF Elections with respect to the Company. Additional adverse rules would apply to U.S. Holders for any year the Company is a PFIC and the Company owns or disposes of shares in another corporation which is a PFIC.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

At the end of the period covered by this annual report on Form 40-F for the fiscal year ended December 31, 2012, an evaluation was carried out under the supervision of, and the with the participation of, the Company’s management, including its principal executive officer (“CEO”) and its principal financial officer (“CFO”), of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act). Based upon that evaluation, the Company’s CEO and CFO have concluded that the disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) under the Exchange Act. A company’s internal control over financial reporting is a process designed by, or under the supervision of, the Company’s CEO and CFO to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

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

Management, including the CEO and CFO, assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2012. In making this assessment, management used the criteria set forth in the Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on its assessment, management has concluded that, as of December 31, 2012, the Company’s internal control over financial reporting was effective and no material weaknesses in the Company’s internal control over financial reporting were discovered.

The Company is required to provide an auditor’s attestation report on its internal control over financial reporting for the fiscal year ended December 31, 2012. In this annual report on Form 40-F, the Company’s independent registered auditor, Ernst & Young LLP, must state its opinion as to the effectiveness of the Company’s internal control over financial reporting for the fiscal year ended December 31, 2012. Ernst & Young LLP has audited the Company’s financial statements included in this annual report on Form 40-F and has issued an attestation report on the Company’s internal control over financial reporting.

Auditor’s Attestation Report

Ernst & Young’s attestation report on the Company’s internal control over financial reporting is attached hereto as Exhibit 99.4 to this annual report on Form 40-F and is incorporated by reference herein.

Changes in Internal Control over Financial Reporting

There have been no changes in the Company’s internal control over financial reporting during its fiscal year ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

CORPORATE GOVERNANCE

The Company’s Board of Directors (the “Board of Directors”) is responsible for the Company’s corporate governance and has a separately designated Corporate Governance and Nominating Committee and Compensation Committee. The Company’s Board of Directors has determined that both the Nominating and Corporate Governance Committee and Compensation Committee are comprised of independent directors, based on the requirements for independence and unrelatedness set forth in Section 803A of the NYSE MKT Company Guide. The Company’s Nominating and Corporate Governance Committee Charter and Compensation Committee Charter may be found on the Company’s website at www.augustaresource.com.

AUDIT COMMITTEE

Audit Committee

The Company has a separately designated standing Audit Committee (the “Audit Committee”) established in accordance with Section 3(a)(58)(A) of the Exchange Act. The Company’s Audit Committee is composed of Christopher M. H. Jennings, W. Durand Eppler and Robert P. Pirooz all of whom, in the opinion of the directors, are independent (as determined under Rule 10A-3 of the Exchange Act and Section 803A of the NYSE MKT Company Guide) and are financially literate. Please refer to the Company’s AIF attached as Exhibit 99.1 to this annual report on Form 40-F for details in connection with each of these members and their qualifications. John R. Brodie served as an Audit Committee member and “financial expert” until his unexpected passing on February 24, 2013.

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

Audit Committee Financial Expert

The Company does not currently have a “financial expert” as defined in Item 407(d)(5)(ii) of Regulation S-K under the Exchange Act due to the unexpected passing of Mr. Brodie on February 24, 2013. The Company is relying on NI 52-110 (as defined herein) and Section 110 of the NYSE MKT Company Guide with respect to the qualifications of the members of the Audit Committee until a “financial expert” is qualified and appointed to the Audit Committee. The Company has commenced a search to find a director that qualifies as a “financial expert” to serve on the Audit Committee.

PRINCIPAL ACCOUNTING FEES AND SERVICES – INDEPENDENT AUDITORS

The following table shows the aggregate fees billed in Canadian dollars to the Company by Ernst & Young LLP, Chartered Accountants, its external auditor, in each of the last two years.

	Years ended December 31,
	2012	2011
Audit(1)	$290,909	$327,200
Audit Related(2)	-	$2,000
Tax(3)	$61,360	$73,504
All Other Fees	-	-
Total	$352,269	$402,704

(1)	The aggregate audit fees billed.
(2)

The aggregate fees billed for audit related services that are reasonably related to the performance of the audit or review of the Company’s financial statements, which are not included under the heading “Audit Fees”.

(3)	Corporate income tax returns, tax advisory and planning fees.

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY
INDEPENDENT AUDITORS

The Audit Committee nominates and engages the independent auditors to audit the consolidated financial statements and approves all audit, audit-related services, tax services and other services provided by the Company’s external auditors. Any services provided by the Company’s external auditors that are not specifically included within the scope of the audit must be pre-approved by the audit committee prior to any engagement. The Chairman of the Audit Committee is permitted to pre-approve work undertaken by the Company’s external auditors between Audit Committee meetings of up to $25,000 per engagement.

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

CODE OF ETHICS

The Company has adopted a Code of Business Conduct and Ethics (the “Code”) for all its directors, executive officers and employees. The Code was revised on November 13, 2009, and is filed as Exhibit 99.5 to this annual report on Form 40-F. The Code is also available on the Company’s website at www.augustaresource.com.

All further amendments to the Code, and all waivers of the Code with respect to any of the officers covered by it, will be posted on the Company’s web site, furnished to the SEC under a Current Report on Form 6-K, and provided in print to any shareholder who requests them.

There have been no waivers or implicit waivers to the Code during the Company’s fiscal year ended December 31, 2012. During the Company’s fiscal year ended December 31, 2010 certain non-material amendments were made to the Code to increase clarity. Shareholders may submit a request online at the Company’s website www.augustaresource.com for a free printed copy of the Code.

CONTRACTUAL OBLIGATIONS

The following table lists as of December 31, 2012 information with respect to the Company’s known contractual obligations:

	December 31,	December 31,
(in thousands)	2012	2011
Operating leases
Within one year	$250	$208
After one year but no more than five years	607	716
	857	924
Deposits on long-lead equipment
Within one year	-	59,463
After one year but no more than three years	60,795	4,316
	60,795	63,779
CAP Water Delivery System
Within one year	2,215	-
Total	$63,867	$64,703

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended December 31, 2012 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

NYSE MKT CORPORATE GOVERNANCE

The Company’s common shares are listed on the NYSE MKT. Section 110 of the NYSE MKT Company Guide permits the NYSE MKT to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE MKT listing criteria, and to grant exemptions from NYSE MKT listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to NYSE MKT standards is as follows:

Shareholder Meeting Quorum Requirement: The NYSE MKT minimum quorum requirement for a shareholder meeting is one-third of the outstanding shares of common stock. In addition, a company listed on the NYSE MKT is required to state its quorum requirement in its bylaws. The Company’s quorum requirement is set forth in its Memorandum and Articles. A quorum for a meeting of members of the Company is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the shares entitled to be voted at the meeting.

Proxy Delivery Requirement: The NYSE MKT requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies shall be solicited pursuant to a proxy statement that conforms to SEC proxy rules. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act, and the equity securities of the Company are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. The Company solicits proxies in accordance with applicable rules and regulations in Canada.

Audit Committee Composition Requirement: The NYSE MKT requires that a listed company’s audit committee consist of at least one member that qualifies as “financially sophisticated.” Section 3.1(4) of National Instrument 52-110 – Audit Committees (“NI 52-110”) requires that the Company’s audit committee consist of individuals that are “financially literate.” The Company’s Audit Committee complies with NI 52-110.

The foregoing are consistent with the laws, customs and practices in Canada.

In addition, the Company may from time-to-time seek relief from NYSE MKT corporate governance requirements on specific transactions under Section 110 of the NYSE MKT Company Guide by providing written certification from independent local counsel that the non-complying practice is not prohibited by our home country law, in which case, the Company shall make the disclosure of such transactions available on its website at www.augustaresource.com. Information contained on the Company’s website is not part of this annual report on Form 40-F.

MINE SAFETY DISCLOSURE

Pursuant to Section 1503(a) of the recently enacted Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”), issuers that are operators (or that have operations), or that have a subsidiary that is an operator (or that has operations), of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities. During the fiscal year ended December 31, 2012, the Company had no such specified health and safety violations, orders or citations, related assessments or legal actions, mining-related fatalities, or similar events in relation to the Company’s United States operations requiring disclosure pursuant to Section 1503(a) of the Dodd-Frank Act.

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

EXHIBIT INDEX

The following exhibits have been filed as part of this annual report on Form 40-F:

Exhibit	Description
Annual Information
99.1.	Annual Information Form of the Company for the year ended December 31, 2012
99.2.	Audited consolidated financial statements of the Company and notes thereto for the years ended December 31, 2012 and 2011 together with the report of the auditors thereon
99.3.	Management’s Discussion and Analysis for the years ended December 31, 2012
99.4.	Report of Independent Registered Chartered Accountants – attestation of internal controls over financial reporting
99.5.	Code of Business Conduct and Ethics
Certifications
99.6.	Certificate of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.7.	Certificate of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.8.	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.9.	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
Consents
99.10.	Consent of Ernst & Young LLP
99.11.	Consent of Conrad Huss of M3 Engineering & Technology Corporation
99.12.	Consent of Thomas L. Drielick of M3 Engineering & Technology Corporation
99.13.	Consent of Susan Bird of Moose Mountain Technical Services
99.14.	Consent of John Ajie of URS Washington Division
99.15.	Consent of Robert Fong of Moose Mountain Technical Services

SIGNATURES

     Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

AUGUSTA RESOURCE CORPORATION

	By:	/s/ Gilmour Clausen
	Name:	Gilmour Clausen
	Title:	President and Chief Executive Officer

Date: March 25, 2013