Form 40-F
period 2013-12-31
Augusta Resource CORP
filed 2014-04-01
CIK 1353123

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ x ] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2013

Commission file number: 001-32943

AUGUSTA RESOURCE CORPORATION
(Exact Name of Registrant as Specified in its Charter)

Canada
(Province or other jurisdiction of incorporation or organization)

1041
(Primary Standard Industrial Classification Code)

N/A
(I.R.S. Employer Identification No.)

Suite 555, 999 Canada Place
Vancouver, British Columbia, Canada V6C 3E1
(604) 687-1717
(Address and Telephone Number of Registrant’s Principal Executive Offices)

Dorsey & Whitney LLP
Suite 400, 1400 Wewatta Street
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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:   As at December 31, 2013, 144,552,776 common shares of the Registrant were issued and outstanding.

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
[    ]  Yes [    ]  No

EXPLANATORY NOTE

Augusta Resource Corporation (the “Company”, “Augusta”, or the “Registrant”) is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40-F pursuant to the multi-jurisdictional disclosure system of the Exchange Act. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

FORWARD-LOOKING STATEMENTS

This annual report on Form 40-F and the exhibits attached hereto contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements and information relate to future events and Augusta's future performance, business prospects or opportunities, which are subject to certain risks, uncertainties and assumptions. Such forward-looking statements and forward-looking information include, but are not limited to statements concerning Augusta's plans at the Rosemont Copper Project (the “Rosemont Project”), including the timing for obtaining final permits, construction and estimated production, expectations surrounding future financings and re-financings, capital and operating cash flow estimates, changes in market conditions, changes or disruptions in the securities markets and market fluctuations in the prices for Augusta's securities, the lack of any alternative transactions or the terms and conditions of any alternative transactions not being acceptable.

Forward-looking statements or information is frequently, but not always, characterized by words such as "will", "plan", "expect", "project", "intend", "believe", "anticipate", "budget", "forecast", "schedule", "estimate" and similar expressions, or statements that certain events or conditions "may", "should", "could", "might" or "will" occur. The forward-looking statements or information contained in this Directors' Circular is based on the reasonable expectations and beliefs of management as at the date of this Directors' Circular and involves numerous assumptions, known and unknown risks and uncertainties, both general and specific to Augusta and the industry in which the Company operates. Such assumptions, risks and uncertainties include, but are not limited to Augusta's history of losses, requirements for additional capital, dilution, loss of material properties, interest rate increases, global economy, no history of production, speculative nature of exploration activities, periodic interruptions to exploration, development and mining activities, environmental hazards and liability, industrial accidents, failure of processing and mining equipment, labour disputes, supply problems, commodity price fluctuations, uncertainty of production and cost estimates, the interpretation of drill results and the estimation of mineral resources and reserves, legal and regulatory proceedings and community actions, title and tenure matters, regulatory restrictions, permitting and licensing, volatility of the market price of the Company's common shares, insurance, competition, hedging activities, currency fluctuations, loss of key employees, as well as those factors discussed in the section entitled “Risk Factors” in this AIF and disclosed in Augusta's documents filed from time to time with the securities regulators in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick and Newfoundland and Labrador. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results, performance or achievements of the Company, or industry results, may vary materially from those described in the Annual Information Form (“AIF”) of the Company filed as Exhibit 99.1 to this annual report on Form 40-F and incorporated by reference herein.

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

CURRENCY

Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F are in United States dollars. The exchange rate of Canadian dollars into United States dollars, on December 31, 2013, based upon the noon rate of exchange as quoted by the Bank of Canada, was U.S.$1.00 = Cdn.$ 0.9402.

ANNUAL INFORMATION FORM

The Company’s AIF for the fiscal year ended December 31, 2013, is filed as Exhibit 99.1 and incorporated by reference in this annual report on Form 40-F.

AUDITED ANNUAL FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the years ended December 31, 2013 and 2012, including the report of the independent auditor with respect thereto, are filed as Exhibit 99.2 and incorporated by reference in this annual report on Form 40-F.

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

U.S. holders of the Company’s common shares should be aware that the Company believes it was classified as a passive foreign investment company ("PFIC") during the tax year ended December 31, 2013, and based on current business plans and financial expectations, the Company expects that it will be a PFIC for the current tax year.

If the Company is a PFIC for any year during a U.S. shareholder’s holding period, then such U.S. shareholder generally will be required to treat any gain realized upon a disposition of the Company’s common shares, or any so-called “excess distribution” received on the Company’s common shares, as ordinary income, which must be allocated ratably to each day of the U.S. shareholder’s holding period, which is taxed at the highest rate of tax in effect for each respective year allocated, and to pay an interest charge on a portion of such gain or distributions, unless the shareholder makes a timely and effective “qualified electing fund” (“QEF”) election or a "mark-to-market" election with respect to the Company’s common shares. A U.S. shareholder who makes a QEF election generally must report on a current basis its share of the Company's net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not the Company distributes any amounts to its shareholders. For each tax year that the Company is a PFIC, the Company will make available the PFIC annual information statement as provided pursuant to Treasury Regulation section 1.1295 -1 (g) (1) on its website at www.augustaresource.com. A U.S. shareholder who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the Company’s common shares over the taxpayer’s basis therein.

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

The Company believes that it was a passive foreign investment company during 2013, which may have a material effect on U.S. holders.

The Company believes it was a “passive foreign investment company” (“PFIC”) during the year ended December 31, 2013, and may be a PFIC for subsequent tax years, which may have a material effect on United States shareholders (“US Holders”). United States income tax legislation contains rules governing PFICs, which can have significant tax effects on US Holders of foreign corporations. If the Company is a PFIC for any year during a U.S. shareholder’s holding period, then such U.S. shareholder generally will be required to treat any gain realized upon a disposition of the Company’s common shares, or any so-called “excess distribution” received on the Company’s common shares, as ordinary income, which must be allocated ratably to each day of the U.S. shareholder’s holding period, which is taxed at the highest rate of tax in effect for each respective year allocated, and to pay an interest charge on a portion of such gain or distributions, unless the shareholder makes a timely and effective “qualified electing fund” (“QEF”) election or a "mark-to-market" election with respect to the Company’s common shares. A U.S. shareholder who makes a QEF election generally must report on a current basis its share of the Company's net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not the Company distributes any amounts to its shareholders. For each tax year that the Company is a PFIC, the Company will make available the PFIC annual information statement as provided pursuant to Treasury Regulation section 1.1295 -1(g)(1) on its website at www.augustaresource.com. A U.S. shareholder who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the Company’s common shares over the taxpayer’s basis therein. Additional adverse rules would apply to U.S. Holders for any year the Company is a PFIC and the Company owns or disposes of shares in another corporation which is a PFIC. Each U.S. shareholder should consult its own tax advisor regarding the PFIC rules and the U.S. federal income tax consequences of the acquisition, ownership, and disposition of the Company’s common shares.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

At the end of the period covered by this annual report on Form 40-F for the fiscal year ended December 31, 2013, an evaluation was carried out under the supervision of, and with the participation of, the Company’s management, including its principal executive officer (“CEO”) and its principal financial officer (“CFO”), of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act). Based upon that evaluation, the Company’s CEO and CFO have concluded that the disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

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

Management, including the CEO and CFO, assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2013. In making this assessment, management used the criteria set forth in the Internal Control Integrated Framework issued by the original Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on its assessment, management has concluded that, as of December 31, 2013, the Company’s internal control over financial reporting was effective and no material weaknesses in the Company’s internal control over financial reporting were discovered.

The Company is required to provide an auditor’s attestation report on its internal control over financial reporting for the fiscal year ended December 31, 2013. In this annual report on Form 40-F, the Company’s independent registered auditor, Ernst & Young LLP, must state its opinion as to the effectiveness of the Company’s internal control over financial reporting for the fiscal year ended December 31, 2013. Ernst & Young LLP has audited the Company’s consolidated financial statements included in this annual report on Form 40-F and has issued an attestation report on the Company’s internal control over financial reporting.

Auditor’s Attestation Report

Ernst & Young’s attestation report on the Company’s internal control over financial reporting is attached hereto as Exhibit 99.4 to this annual report on Form 40-F and is incorporated by reference herein.

Changes in Internal Control over Financial Reporting

There have been no changes in the Company’s internal control over financial reporting during its fiscal year ended December 31, 2013, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

AUDIT COMMITTEE

Audit Committee

The Company has a separately designated standing Audit Committee (the “Audit Committee”) established in accordance with Section 3(a)(58)(A) of the Exchange Act. The Company’s Audit Committee is composed of Christopher M. H. Jennings, W. Durand Eppler and Lenard F. Boggio all of whom, in the opinion of the directors, are independent (as determined under Rule 10A-3 of the Exchange Act and Section 803A of the NYSE MKT Company Guide) and are financially literate. Please refer to the Company’s AIF attached as Exhibit 99.1 to this annual report on Form 40-F for details in connection with each of these members and their qualifications.

The members of the Audit Committee do not have fixed terms and are appointed and replaced from time to time by resolution of the directors.

The Audit Committee meets with the President and CEO, the CFO and the Company’s independent auditors to review and inquire into matters affecting financial reporting, the system of internal accounting and financial controls, as well as audit procedures and audit plans. The Audit Committee also recommends to the Board of Directors which independent registered public auditing firm should be appointed by the Company. In addition, the Audit Committee reviews and recommends to the Board of Directors for approval of the annual consolidated financial statements, the MD&A, and undertakes other activities required by exchanges on which the Company’s securities are listed and by regulatory authorities to which the Company is held responsible.

The full text of the Audit Committee Charter is attached as Appendix 1 to the Company’s AIF, attached hereto as Exhibit 99.1, and is incorporated by reference in this annual report on Form 40-F.

Audit Committee Financial Expert

The Company’s Board of Directors has determined that Lenard F. Boggio qualifies as a financial expert (as defined in Item 407(d)(5)(ii) of Regulation S-K under the Exchange Act), is financially sophisticated as determined in accordance with Section 803B(2)(iii), and is independent (as determined under Exchange Act Rule 10A-3 and Section 803A of the NYSE MKT Company Guide).

PRINCIPAL ACCOUNTING FEES AND SERVICES – INDEPENDENT AUDITORS

The following table shows the aggregate fees billed in Canadian dollars to the Company by Ernst & Young LLP, Chartered Accountants, its external auditor, in each of the last two years.

	Years ended December 31,
	2013	2012
Audit(1)	$310,000	$290,909
Audit Related(2)	$32,373	-
Tax(3)	$46,100	$61,360
All Other Fees	-	-
Total	$388,473	$352,269

(1)	The aggregate audit fees billed and accrued.
(2)

The aggregate fees billed for audit related services that are reasonably related to the performance of the audit or review of the Company’s financial statements, which are not included under the heading “Audit”.

(3)	Corporate income tax returns, tax advisory and planning fees.

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY
INDEPENDENT AUDITORS

The Audit Committee nominates and engages the independent auditors to audit the consolidated financial statements and approves all audit, audit-related services, tax services and other services provided by the Company’s external auditors. Any services provided by the Company’s external auditors that are not specifically included within the scope of the audit must be pre-approved by the audit committee prior to any engagement. The Chair of the Audit Committee is permitted to pre-approve work undertaken by the Company’s external auditors between Audit Committee meetings of up to $25,000 per engagement.

OFF-BALANCE SHEET TRANSACTIONS

The Company has an off-balance sheet arrangement with Silver Wheaton Corp. which provides for the Company to deliver to Silver Wheaton Corp. silver and gold credits equivalent to all of the payable silver and gold ounces produced at the Rosemont Project at a price equal to the lower of $3.90 per ounce for silver and $450 per ounce for gold (escalated by 1% per annum after the first three years of production), or prevailing market prices, in exchange for $230 million to fund construction of the Rosemont Project. These funds form a vital part of the Company’s equity contribution towards funding of Rosemont’s construction costs. These funds can only be drawn after the satisfaction of certain conditions precedent, including, inter alia, receipt of all of the major permits and the arrangement of committed project financing. The Company expects to also receive approximately $375 million from Silver Wheaton for the deliveries of silver and gold credits equivalents over the life of the Rosemont Mine.

CODE OF ETHICS

The Company has adopted a Code of Business Conduct and Ethics (the “Code”) for all its directors, executive officers and employees. The Code was revised on November 13, 2009, and is filed as Exhibit 99.5 to this annual report on Form 40-F. The Code is available on the Company’s website at www.augustaresource.com.

All further amendments to the Code, and all waivers of the Code with respect to any of the officers covered by it, will be posted on the Company’s website, furnished to the SEC under a Current Report on Form 6-K, and provided in print to any shareholder who requests them.

There have been no waivers or implicit waivers to the Code during the Company’s fiscal year ended December 31, 2013. During the Company’s fiscal year ended December 31, 2013, certain non-material amendments were made to the Code to increase clarity. Shareholders may submit a request online at the Company’s website www.augustaresource.com for a free printed copy of the Code.

CONTRACTUAL OBLIGATIONS

The following table lists as of December 31, 2013, information with respect to the Company’s known contractual obligations:

	Lessthan1year	1-3years	3-5years	Morethan5 years	Total

Accounts payable and accrued liabilities	$4,425,550	$-	$-	$-	$4,425,550
Other liability	3,615,125	-	-	-	3,615,125
Long-term debt (Notes 1 and 2)	100,062,301	1,316,284	10,067,852	-	111,446,437
JPAR and right of way	15,081,570	-	-	-	15,081,570
Property, plant and equipment	1,851,100	-	-	-	1,851,100
Deposits on long-lead equipment purchases	-	60,795,405	-	-	60,795,405
Operating lease obligations	1,254,529	2,964,301	2,723,944	33,077,942	40,020,716
	$126,290,175	$$65,075,990	$$12,791,796	$33,077,942	$$237,235,903

Note 1. In the event of a change in control, the Cdn$10 million Notes, along with accrued and unpaid interest, is subject to an accelerated conversion (the “Change of Control Payment”) concurrent with the closing of the change of control transaction. The Change of Control Payment is payable in either cash or common shares of the Company at the option of the Note Holders.

Note 2. The Company may extend the repayment of the Red Kite loan for up to three additional months subject to an extension fee for each month the loan is extended.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended December 31, 2013, concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

NYSE MKT CORPORATE GOVERNANCE

The Company’s common shares are listed on the NYSE MKT. Section 110 of the NYSE MKT Company Guide permits the NYSE MKT to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE MKT listing criteria, and to grant exemptions from NYSE MKT listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Company’s corporate governance practices differ from those followed by domestic companies pursuant to NYSE MKT standards is as follows:

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

MINE SAFETY DISCLOSURE

During the fiscal year ended December 31, 2013, the Company had no specified health and safety violations, orders or citations, related assessments or legal actions, mining-related fatalities, or similar events in relation to the Company’s United States operations requiring disclosure pursuant to General Instructions B.(16) of the Form 40-F. The Company does not report citations related to violations that would not significantly and substantially contribute to the cause and effect of a coal or other mine safety health hazard (non S&S) under Section 104(a) of the Federal Mine Safety and Health Act of 1977, and the related penalties.

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

CONSENT TO SERVICE OF PROCESS

The Company previously filed an Appointment of Agent for Service of Process and Undertaking on Form F-X with the SEC on May 16, 2011, with respect to the class of securities in relation to which the obligation to file this annual report on Form 40-F arises. Any change to the name or address of the agent for service of process will be communicated promptly to the SEC by amendment to Form F-X referencing the Company’s file number.

EXHIBIT INDEX

The following exhibits have been filed as part of this annual report on Form 40-F:

Exhibit	Description
Annual Information
99.1.	Annual Information Form of the Company for the year ended December 31, 2013
99.2.	Audited consolidated financial statements of the Company and notes thereto for the years ended December 31, 2013 and 2012 together with the report of the auditors thereon
99.3.	Management’s Discussion and Analysis for the year ended December 31, 2013
99.4.	Report of Independent Registered Chartered Accountants – attestation of internal controls over financial reporting
99.5.	Code of Business Conduct and Ethics

Certifications
99.6.	Certificate of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.7.	Certificate of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.8.	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.9.	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Consents
99.10.	Consent of Ernst & Young LLP
99.11.	Consent of Conrad Huss of M3 Engineering & Technology Corporation
99.12.	Consent of Thomas L. Drielick of M3 Engineering & Technology Corporation
99.13.	Consent of Susan Bird of Moose Mountain Technical Services
99.14.	Consent of John Ajie of URS Washington Division
99.15.	Consent of Robert Fong, Principal Mining Engineer

SIGNATURES

     Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

AUGUSTA RESOURCE CORPORATION

By:	/s/ Gilmour Clausen
Name:	Gilmour Clausen
Title:	President and Chief Executive Officer

Date: March 31, 2014